News Release

Brookfield Power to Acquire Two Hydroelectric Plants
in West Virginia

Gatineau, Quebec, August 28, 2006 - Brookfield Power announced today that it has entered into agreements with Alloy Power LLC (“Alloy”) and West Virginia Alloy LLC (“WVA”) under which Brookfield Power will acquire Alloy’s two hydroelectric generating plants in West Virginia, and subsequently sell power to WVA for its integrated ferroalloy smelter under a 15 year contract.

Brookfield Power will also manage power consumption at WVA’s smelter by optimizing its supply sources, which include the two hydro facilities as well as the smelter’s thermal generating facilities.

The hydro facilities comprise the Hawks Nest and Glen Ferris generating stations, which are located on the New River and Kanawha River in West Virginia, respectively. Together they have a total installed capacity of 107 megawatts and produce on average 526 gigawatt hours of electricity annually.

“This is an exciting new opportunity for Brookfield Power,” said Harry Goldgut, Co-Chairman and Chief Executive Officer, Brookfield Power. “Not only are we adding meaningful hydro capacity to our portfolio of generating assets but we are also establishing a presence in West Virginia. In addition, we will be supplying power under a long-term contract to WVA’s smelter and employing our operating expertise to optimize their power sources and manage their electricity costs.”

Arden Sims, WVA’s CEO said “we are very pleased to have Brookfield as our partner to provide us with long term power and we are confident in their ability to work with us in developing efficient use of our power resources.”

The transaction is conditional on approvals of regulatory agencies and is expected to close by the end of 2006. Financial details are subject to confidentiality agreements.

About Brookfield Power
Brookfield Power comprises the power generating, transmission, distribution and marketing operations of Brookfield Asset Management. Brookfield Power has developed and successfully operated hydroelectric power facilities, primarily in North America, for almost 100 years. Brookfield Power’s portfolio comprises almost 3,500 megawatts of capacity and includes 137 hydroelectric power generating stations located on 48 river systems, 2 co-generation facilities and transmission and distribution assets, principally in the northeast North America. (See www.brookfieldpower.com for more details). Brookfield Asset Management Inc. is an asset manager. Focused on property, power and infrastructure assets, the company has over US$50 billion of assets under management and is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM. (See www.brookfield.com for more details).

Brookfield Power
Grace Pollock
Acting Director, Corporate Communications & Investor Relations
Tel: (819) 561-8072
Email: grace.pollock@brookfieldpower.com

Forward Looking Statement
This news release contains forward looking information, including “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words, “will”, “optimize”, “expanding” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Although Brookfield Power, a wholly owned subsidiary of Brookfield Asset Management (“Brookfield”), believes that the anticipated future achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results or achievements of the company to differ materially from those that are expressed or implied by such forward-looking statements and information. Factors that could cause actual achievements to differ materially from those contemplated or implied by forward-looking statements include: general economic conditions; interest; availability of equity and debt financing; the ability to effectively acquire high quality assets for value and integrate acquisitions into existing operations; continued demand by institutional investors for Brookfield’s asset classes; recognition in the capital markets of Brookfield’s value as an asset manager relative to comparative asset managers; equipment failures, and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States including in the Annual Information Form under the heading “Business Environment and Risks.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

2